Exhibit 11
Computation of Per Share Earnings

	Three Months Ended January 31,

	2009		2008
(in thousands, except per share data)
	Basic	Diluted	Basic	Diluted

Net income	$354	$354	$7,805	$7,805

Weighted-average shares outstanding	6,421	6,421	6,401	6,401

Dilutive effect of stock options	--	17	--	32
	6,421	6,438	6,401	6,433

Income per common share	$0.06	$0.05	$1.22	$1.21